Cross Shore Discovery Fund

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

January 28, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Catherine C. Gordon

Re:	Cross Shore Discovery Fund (the “Trust”) Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-196691 and 811-22976) (the “Registration Statement”)

Dear Ms. Gordon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on January 26, 2015 via EDGAR be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, Friday, January 30, 2015, or as soon thereafter as practicable.

Unified Financial Securities, Inc., the principal underwriter for the Cross Shore Discovery Fund, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact Leslie K. Klenk at (207) 228-7295.

Cross Shore Discovery Fund		Unified Financial Securities, Inc.

/s/ Carol J. Highsmith		/s/ Mark S. Redman
By:	Carol J. Highsmith	By:	Mark S. Redman
Title:	Secretary	Title:	President